

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 26, 2021

Isabelle Freidheim
Chief Executive Officer
Athena Technology Acquisition Corp. II
442 5th Avenue
New York, NY 10018

> **Re: Athena Technology Acquisition Corp. II**
> **Draft Registration Statement on Form S-1**
> **Submitted October 18, 2021**
> **CIK No. 0001882198**

Dear Ms. Freidheim:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement and nonpublic draft submissions at least 15 days prior to any road show as that term is defined in Rule 433(h)(4) or, in the absence of a road show, at least 15 days prior to the requested effective date of the registration statement. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Cheryl Brown, Law Clerk, at 202-551-3905 or Loan Lauren Nguyen, Legal Branch Chief, at 202-551-3642 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Lynwood E. Reinhardt, Esq.